FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 20, 2023 of Diana Shipping Inc. (the "Company"), announcing the pro-rata distribution of warrants to purchase common stock.
The information contained in this Report on Form 6-K, except for the commentary of Mrs. Semiramis Paliou, is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 20, 2023	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES PRO-RATA DISTRIBUTION OF WARRANTS TO PURCHASE COMMON STOCK

ATHENS, GREECE, November 20, 2023 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced that its Board of Directors has declared a distribution of warrants (the “Warrants”) to holders of the Company's common stock (the “Holders”) as of December 6, 2023 (the “Record Date”). Holders may exercise their Warrants for shares of common stock as will be specified under the terms in the warrant agreement.

Details of Warrant Distribution

The Warrants will be distributed pro-rata to Holders of the Company’s common stock. Holders will receive one Warrant for every five shares of issued and outstanding shares of common stock held as of the Record Date (rounded down to the nearest whole number for any fractional Warrant). Each Warrant will entitle the Holder to purchase, at the Holder’s sole and exclusive election, at the exercise price, one share of common stock plus, to the extent described below, the Bonus Share Fraction. A Bonus Share Fraction entitles a Holder to receive an additional 0.5 of a share of common stock for each Warrant exercised (the “Bonus Share Fraction”) without payment of any additional exercise price.

Mrs. Semiramis Paliou, Director and Chief Executive Officer of the Company, stated: “We are pleased to announce this distribution of warrants pro-rata to all our shareholders. The warrants may raise new equity capital for general corporate purposes without causing dilution to any of our shareholders, large or small. This distribution illustrates our proactive management of our capital structure to uphold our robust balance sheet.”

The right to receive the Bonus Share Fraction will expire at 5:00 p.m. New York City time (the “Bonus Share Expiration Date”) upon the earlier of (i) the date specified by the Company upon not less than 20 business days’ notice and (ii) the first business day following the last day of the first 30 consecutive trading day period in which the daily VWAP of the shares of common stock has been at least equal to the then applicable trigger price for at least 20 trading days (whether or not consecutive) (the “Bonus Price Condition”). Any Warrant exercised with an exercise date after the Bonus Share Expiration Date will not be entitled to any Bonus Share Fraction. The Company will make a public announcement of the Bonus Share Expiration Date (i) at least 20 business days prior to such date, in the case of the Company setting a Bonus Share Expiration Date and (ii) prior to market open on the Bonus Share Expiration Date in the case of a Bonus Price Condition.

The distribution of the Warrants has not been registered under the Securities Act because the issuance of a dividend in the form of a Warrant or as an adjustment to an outstanding equity-based incentive award for no consideration is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. The Company will file a prospectus supplement, under its existing shelf registration statement, registering the shares of common stock underlying the Warrants.

The Company will distribute the Warrants on or about December 14, 2023, to Holders as of the Record Date. The Warrants are expected to trade on the New York Stock Exchange.

For more information about the transaction, Holders are encouraged to visit the "Warrants Information" section of the Company’s “Investors” page at https://www.dianashippinginc.com, which may be updated from time to time.

B. Dyson Capital Advisors is serving as financial advisor and Seward & Kissel LLP is serving as legal advisor to the Company.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A Form 8-A registration statement and prospectus supplement describing the terms of the Warrants will be filed with the Securities and Exchange Commission (the "SEC") and will be available on the SEC's website located at http://www.sec.gov. Holders should read the prospectus supplement carefully, including the Risk Factors section included and incorporated by reference therein. This press release contains a general summary of the Warrants. Please read the warrant agreement when it becomes available as it will contain important information about the terms of the Warrants.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.